SEC 1344
(7-2000)        Persons  who  potentially  are to respond to the  collection  of
Previous        information  contained  in this form are not required to respond
versions        unless the form displays a currently valid OMB control number.
obsolete

                                                      OMB APPROVAL
                                                 OMB Number: 3235-0058
                                                 Expires: January 31, 2002
                                                 Estimated average burden
                                                 hours per response. . .2.50


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                   -----------


                                                  SEC FILE NUMBER
                                                  000-26493
                                                  CUSIP NUMBER
                                                  96253S 10 0

                          NOTIFICATION OF LATE FILING
                          ---------------------------
(Check One):
[X] Form 10-KSB       [ ] Form 20-F           [ ] Form 11-K
[ ] Form 10-Q         [ ] Form N-SAR

For Period Ended: February 28, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
New Cinema Partners Inc.
Full Name of Registrant

Former Name if Applicable

Suite 404, 357 Bay Street
Address of Principal Executive Office (Street and Number)

Toronto, Ontario M5H 2T7
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]
         X (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. [Amended in Release No. 34-26589
(Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

The Registrant has recently retained a new accountant and has encountered delays in collection of information and the preparation of its year-end financial statements. The Registrant anticipates that it will have filed its annual report within 15 days of the date of this filing.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Martin Lapedus                  416                                367-8299
--------------              -----------                       ------------------
   (Name)                   (Area Code)                       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                           [X] Yes                                 [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                           [ ] Yes                                 [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            New Cinema Partners Inc.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 24, 2002                By: /s/ Martin Lapedus
                                     ------------------------------
                                          Martin Lapedus, President